MIRAMAR MINING CORPORATION Suite 300 – 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

June 26, 2006	NEWS RELEASE 06-13	MAE – TSX MNG – AMEX
Miramar Announces CDN$15 Million Flow-Through Private Placement
– Allows Continued Funding of the Exploration of the Hope Bay Belt –
VANCOUVER — Miramar Mining Corporation is pleased to announce that it has entered into an underwriting agreement with a Canadian underwriter under which the underwriter has agreed to purchase on a bought deal private placement basis and sell to qualified Canadian resident investors 2,900,000 common shares of Miramar to be issued as “flow-through shares” (each, a “Flow-Through Share”) at a price of Cdn$5.20 per Flow-Through Share for total gross proceeds to Miramar of Cdn$15,080,000.
In consideration for its services, the underwriter will receive a cash commission equal to 5% of the gross proceeds raised under the offering. Closing of the offering is scheduled to occur on or about July 12, 2006. The offering is subject to a number of conditions, including, without limitation, receipt of all regulatory approvals.
The company plans to use the gross proceeds from the Private Placement along with approximately $15 million of flow through raised last year, to fund the $30 million 2006 work program at Hope Bay. This flow through is in addition to the $80 million offering announced today. These two financings will allow the Company flexibility to complete drilling and exploration while preserving capital for non-exploration type work and feasibility requirements for phase two.
These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act).
About Miramar Mining Corporation
Miramar is a Canadian gold company that controls the Hope Bay project in Nunavut, Canada.
Forward Looking Statements
Statements relating to the completion of the contemplated financing and the operation of Miramar after completion of the transaction are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward—looking statements, including, the underwriters not completing the sale the securities, the failure to obtain any necessary regulatory or stock exchange approval or failure to satisfy conditions to the closing, and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.
This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.
For further information contact:
Anthony P. Walsh
President & CEO, Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780 Email: info@miramarmining.com